

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via Email

Ghislaine St-Hilaire
President
Technologies Scan Corp.
14517 Joseph-Marc-Vermette, Mirabel
Quebec, Canada, J7J 1X2

>   **Re: Technologies Scan Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed August 12, 2011**
>   **File No. 333-173569**

Dear Ms. St-Hilaire:

    We have reviewed your letter dated August 12, 2011 and the above-referenced filing, and
have the following comments. Where prior comments are referenced, they refer to our letter
dated May 11, 2011.

General

1.   Please update your financial statements and related disclosure pursuant to Rule 8-08 of
        Regulation S-X.

Risk Factors

"We will be subject to the Section 15(d) reporting requirements…," page 7

2.   We note your response to prior comment 4. Please delete the second bullet point on
        page 7; Section 15(d) registrants are subject to Exchange Act Rule 13e-3. See Exchange
        Act Rule 13e-3(a)(3)(ii)(A).

"If we have less than 300 shareholders at our next fiscal year…," page 7

3.   We note your response to prior comment 5. Please revise your references to "less than
        300 shareholders" to refer to less than 300 "holders of record." See Section 15(d) of the
        Exchange Act. In addition, specify the kinds of reports you will not be required to file if
        your Section 15(d) filing obligation is suspended, i.e., annual reports on Form 10-K for
        the fiscal years subsequent to suspension, quarterly reports on Form 10-Q, and current
        reports on Form 8-K.

"Management lacks any formal training or experience…," page 7

4.   We note your response to prior comment 7. This risk factor indicates that your management "lacks any experience in researching and developing technology." Given this statement, please explain how, as claimed elsewhere in your prospectus, you developed full software and databases for pharmacy products and finished developing the Infoscan hardware device. In addition, revise to address management's apparent lack of experience with pharmacy products.

Description of Business

Sales and Marketing, page 16

5.   We note your response to prior comment 13. Please revise the first bullet point to disclose whether your management has any contacts relevant to your business.

Suppliers, page 16

6.   We note your response to prior comment 14 and your disclosure that you have developed "ongoing relationships" with suppliers for computer hardware products that are similar to the Infoscan. Please revise to briefly describe the nature of these ongoing relationships.

Certain Relationships and Related Transactions, page 19

7.   Please revise to disclose the name of the director that has loaned you $69,538. See Items 404(a)(1) and 404(d)(1) of Regulation S-K. In addition, please file any document evidencing the loan as an exhibit. See Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 21

8.   We note your response to prior comment 16. Please revise to explain how you determined the amount of stock compensation awarded to each of your officers. See Item 402(o) of Regulation S-K.

Exhibit 5.0

9.   Your legal opinion is dated April 18, 2011. Please file a current legal opinion with your amended filing.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3428 with any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara Jacobs, at (202) 551-3735.

Sincerely,

/s/ Evan S. Jacobson

Evan S. Jacobson
Attorney-Advisor

cc: <u>Via Email</u>
        Michael J. Muellerleile, Esq.
        M2 Law Professional Corporation